Form 604
Corporations Act 2001
Section 671B

Notice of Change of Interests of Substantial Holder

To: **Allied Gold Ltd**
ACN/ARSN:

1. Details of substantial holder (s)

Name: FMR LLC and FIL
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	01 April 2008
The previous notice was given to the company on	13 November 2007
The previous notice was dated	12 November 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous Notice Person's votes	Previous Notice Voting Power (5)	Present Notice Person's votes	Present Notice Voting Power (5)
Common Stock	33,929,142	9.95%	32,477,301	8.66%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class & No. of securities affected	Person's votes affected
			USD $	Common stock	Common stock
November 12 2007	FMR LLC & FIL	Market Acquisition	0.8585	200,000	200,000
November 12 2007	FMR LLC & FIL	Market Acquisition	0.8311	211,532	211,532
November 12 2007	FMR LLC & FIL	Market Disposition	0.8311	77,845	77,845
November 12 2007	FMR LLC & FIL	Market Disposition	0.8585	200,000	200,000
November 12 2007	FMR LLC & FIL	Market Disposition	0.8311	211,532	211,532
November 14 2007	FMR LLC & FIL	Market Disposition	0.7958	82,018	82,018
November 15 2007	FMR LLC & FIL	Market Disposition	0.7613	101,252	101,252
November 16 2007	FMR LLC & FIL	Market Disposition	0.7118	54,155	54,155
November 19 2007	FMR LLC & FIL	Market Disposition	0.6712	95,000	95,000

November 20 2007	FMR LLC & FIL	Market Disposition	0.6310	46,776	46,776
November 20 2007	FMR LLC & FIL	Market Disposition	0.6176	54,042	54,042
December 17 2007	FMR LLC & FIL	Market Disposition	0.6547	41,639	41,639
December 18 2007	FMR LLC & FIL	Market Disposition	0.5997	24,751	24,751
December 18 2007	FMR LLC & FIL	Market Disposition	0.6168	34,000	34,000
December 19 2007	FMR LLC & FIL	Market Disposition	0.6204	56,676	56,676
December 20 2007	FMR LLC & FIL	Market Disposition	0.6270	5,000	5,000
December 20 2007	FMR LLC & FIL	Market Disposition	0.6261	25,366	25,366
December 21 2007	FMR LLC & FIL	Market Disposition	0.6182	24,000	24,000
December 27 2007	FMR LLC & FIL	Market Disposition	0.6257	50,469	50,469
December 28 2007	FMR LLC & FIL	Market Disposition	0.6496	23,292	23,292
December 31 2007	FMR LLC & FIL	Market Disposition	0.6555	35,129	35,129
January 02 2008	FMR LLC & FIL	Market Disposition	0.6750	57,503	57,503
January 03 2008	FMR LLC & FIL	Market Disposition	0.6989	107,808	107,808
January 04 2008	FMR LLC & FIL	Market Disposition	0.7121	201,213	201,213
January 07 2008	FMR LLC & FIL	Market Disposition	0.6995	93,983	93,983
January 08 2008	FMR LLC & FIL	Market Disposition	0.6892	159,924	159,924
				Total Market Acquisitions	**411,532**
				Total Market Dispositions	**1,863,373**
				Overall Decrease	**1,451,841**

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
FMR LLC & FIL	FID FDS - EURO SMALLER CO POOL	10,205,801
FMR LLC & FIL	FID FDS-VALUE ENTERPRISE POOL	3,097,010
FMR LLC & FIL	FID FDS-VALUE ENTERPRISE POOL	38,300
FMR LLC & FIL	FA INT EURO MID EAST ASIA SUB	18,674,490
FMR LLC & FIL	FA INT EURO MID EAST ASIA SUB	461,700
Total	**32,477,301**	**8.66%**

5. Changes in Association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
FIL	Please be advised that, with effect from 1 February 2008, Fidelity International Limited (domiciled in Bermuda under company number EC 01462 and with a registered office at Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda) has changed its name to FIL Limited (FIL).

	This is a change of name only. It has no impact on the corporate structure, governance or ownership of the Fidelity International group and does not affect the company's business activities, including any contracts or commitments entered into in the name of Fidelity International Limited.
FMR LLC	No change

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
FMR LLC, FMR Co.	82 Devonshire Street, Boston, MA 02109
FIL	PO Box HM 670, Hamilton HMCX, Bermuda

Sign Here ___________________________________
Dated 02 April 2008
Mary Vu
Associate Director – Fund Accounting
Duly authorized under Powers of Attorney dated March 20, 2008 by Eric D. Roiter by and on behalf of FMR LLC and its direct and indirect subsidiaries, and FIL Limited and its direct and indirect subsidiaries.